April 18, 2006




Mr. John Cash                                                  VIA FACSIMILE
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0510

Dear Mr. Cash:

The following is offered in response to your letter of December 19, 2005 regarding the Form 10-K of The Beard Company:

SEC December 19, 2005, comment 1
--------------------------------
We have amended our Form 10-K for the year ended December 31, 2004 and Forms 10-Q for the three quarters in 2005 to reflect our share of the earnings of Cibola under the equity method on a "gross" basis rather than a "net" basis. Form 10-K/A for the year ended December 31, 2004 and Forms 10-Q/A for the three quarters in 2005 were filed and accepted by the Commission yesterday between 3:57 PM CDST and 4:09 PM CDST.

Our restated income statement in each case conforms to the presentation we provided on Schedule 7---Version 1---Full "other than temporary" impairment and provides "other than temporary" impairment of our investment to the extent our share of Cibola earnings exceed the actual cash distributions we earned and received during the respective periods.

SEC December 19, 2005, comment 2
--------------------------------
Our balance sheets in the above filings have been amended to reflect our investment in and the related note payable to Cibola on a gross basis versus our previous net method of disclosure. Further, we added a comment on the balance sheets regarding the cumulative impairment of the investment in Cibola to arrive at the amounts disclosed on the face of the balance sheets.

SEC December 19, 2005, comment 3
--------------------------------
Our footnote disclosures in the above filings have been amended to include certain items provided in our FASB No. 94 and EITF 96-16 analysis. See particularly the disclosures in footnote 1 under the caption Restatements of Previously Issued Financial Statements in the 10-K/A where, for Cibola, we addressed the issues of corporate governance, the comparable economic interests and the relative investments at risk for Beard compared to the minority common and preferred shareholders in arriving at the conclusion that the equity method of accounting for the investment in Cibola was appropriate for Beard rather than consolidation.

SEC December 19, 2005, comment 4
--------------------------------
The financial statements of Cibola have been included as Exhibits to the respective filings as required under Rule 3-09. Only the 2004 financial statements of Cibola have been audited.

In the 2004 10-K/A, we made revisions to the interest expense, total assets and long-term debt amounts on Item 6 - Selected Financial Data. We also made minor narrative revisions in Item 7 - Management's Discussion and Analysis of Financial Condition and Results. Please see the discussions on liquidity and capital resources, material trends and uncertainties, and the interest expense, equity in earnings of unconsolidated affiliates, and impairments of investments and other assets under the general heading titled Results of Operations. Additionally, we incorporated the changes previously discussed in the table of contractual obligations due as of December 31, 2004. Certain of the amounts in
Item 7A - Quantitative and Qualitative Disclosures about Market Risk have been revised to reflect the increased debt. The Report of Independent Registered Public Accounting Firm includes an additional paragraph addressing the issues raised by the previous correspondence of the SEC. As mentioned earlier, the balance sheets have been adjusted to include the $1,439,000 as additional investment and the total notes payable - related entities has been increased by the same amount for both years ended December 31, 2004 and 2003.. The statements of operations have been revised to increase interest expense and earnings of unconsolidated affiliates as has the caption for impairment of investment in unconsolidated affiliate for the appropriate amounts for each of the years ended December 31, 2004, 2003 and 2002. Similar revisions were made to the statements of cash flows for the same periods. The Notes to the Financial Statements were revised to reflect these changes. See Notes 1 (as mentioned), 5, 9 and 15. We added Note 18 which was inadvertently omitted from the original filing though the issues addressed there were addressed in the original 10-K in Item 7. As mentioned, we also changed Part IV, Item 15 - Exhibits, Financial Statement Schedules to include Item 10.9 - Cibola Corporation financial statements for the three years ended December 31, 2004.

Each of the 10-Q/As for the periods ending March 31, June 30 and September 30, 2005 were revised, as well. The balance sheets, statements of operations and statements of cash flows were revised in a manner similar to the 10-K/A for 2004. The Notes to the financial statements included a revision to Note 1 - see the heading Restatement of Previously Issued Financial Statements. Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations was revised for each of the periods presented - whether that be an analysis of a three, six or nine-month period ended in the years 2004 or 2005. Lastly, we incorporated by reference the audited financial statements of Cibola that were originally presented as an exhibit in the form 10-K/A discussed above.

Please contact Jack Martine if he may be of assistance in your review of these newly filed documents.

Sincerely yours,

THE BEARD COMPANY

/s/ Herb Mee, Jr.                           /s/ Jack A. Martine
Herb Mee, Jr.                               Jack A. Martine, Controller and
President                                   Chief Accounting Officer


cc:      Michael Gibson
         Cole & Reed, P.C.

         Jerry A. Warren
         McAfee & Taft